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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                     Universal Security Instruments, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  913821 30 2
        ----------------------------------------------------------------
                                (CUSIP Number)

                           Christopher R. Johnson, Esquire
                           Miles & Stockbridge P.C.
                                10 Light Street
                        Baltimore, Maryland 21202-1487
                                 (410)385-3532
                              (410)385-3700 (fax)
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 24, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913821 30 2
          ----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael L. Kovens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          285,264
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          285,264
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      317,764/1/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in
      Item 5(c) of this Schedule 13D, or 533,862 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions).
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.4% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of the group described in Item 5(c) of this Schedule 13D, or 54.4%).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

___________
/1/ Includes options to purchase 32,500 share of Common Stock exercisable within 60 days of the date hereof.

CUSIP NO. 913821 30 2
          ----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Cheryl Kovens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(c) of this Schedule 13D, or 533,862 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions).
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of the group described in Item 5(c) of this Schedule 13D, or 54.4%).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 913821 30 2
         -------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Melissa Anne Kovens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,045
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,045
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,045 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(c) of this Schedule 13D, or 533,862 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof beneficially owned by each members of the group described in Item
      5(c) of this Schedule 13D, or 54.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 913821 30 2
         -------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Edward Barry Kovens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,845
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,845
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,845 (may be seemed to beneficially own all shares (including all shares issuable upon options presently exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(c) of this Schedule 13D, or 533,862 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of the group described in Item 5(c) of this Schedule 13D, or 54.4%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 913821 30 2
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      A. Victor Kovens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,284
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,284
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,284 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(c) of this Schedule 13D, or 533,862 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions).
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of the group described in Item 5(c) of this Schedule 13D, or 54.4%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 913821 30 2
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Rochelle Joy Kovens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,845
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,845
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,845 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable within 60 days of the date hereof) beneficially owned by each member of the group described in Item 5(c) of this Schedule 13D, or 533,862 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions).
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 1% (may be deemed to beneficially own all shares (including all shares issuable upon options exercisable within 60 days of the date hereof) beneficially owned by each members of the group described in Item 5(c) of this Schedule 13D, or 54.4%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1.    Interest in Securities of the Issuer

           This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Universal Security Instruments, Inc. (the "Company). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.    Identity and Background

           (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by Michael L. Kovens, Cheryl Kovens, Melissa Anne Kovens, Edward Barry Kovens, A. Victor Kovens, and Rochelle Joy Kovens, (individually, a "Reporting Person," and, collectively, "Reporting Persons"). The Reporting Persons may constitute a "group" for purposes of Rule 13d-5 under the Act. This report on
                Schedule 13D constitutes the original report of the "group."

           (b) Mr. Michael L. Kovens' residence address is 6 Regency Court, Baltimore, Maryland 21208.

                Ms. Cheryl Kovens' residence address is 6 Regency Court, Baltimore, Maryland 21208.

                Ms. Melissa Anne Kovens' residence address is 11912 Minor Jones Drive, Owings Mills, Maryland 21117.

                Mr. Edward Barry Kovens' residence address is 12524 Valley Pines Drive, Reisterstown, Maryland 21136.

                Mr. A. Victor Kovens' residence address is 6717 Chippawa Drive, Baltimore, Maryland 21209.

                Ms. Rochelle Joy Kovens' residence address is 12524 Valley Pines Drive, Reisterstown, Maryland 21136.

           (c) Mr. Michael L. Kovens is a member of the Company's Board of Directors and a Manager of the Company.

                Ms. Cheryl Kovens is a housewife.

                Ms. Melissa Anne Kovens is a housewife.

                Mr. Edward Barry Kovens is an executive of A&A Global Industries. A&A Global Industries has a principal place of business at 2301 York Road, Timonium, Maryland.

                Ms. Rochelle Joy Kovens is a housewife.

                Mr. A. Victor Kovens is the owner of International Cruises, whose principal place of business is 6717 Chippawa Drive, Baltimore, Maryland 21209.

           (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

           (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding violations with respect to such laws.

           (f)  Each of the Reporting Persons are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

           The Reporting Persons acquired the shares of Common Stock covered by this Schedule 13D with personal funds from time to time since the Company's inception in 1969. Other than the acquisition of shares pursuant to the exercise of stock options as described in Item 5(c) of this Schedule 13D, none of the Reporting Persons have acquired shares of Common Stock in the last ten years.

Item 4.    Purpose of Transaction

           On December 24, 2001, the Reporting Persons and certain other stockholders of the Company (the "Other Stockholders") submitted a letter to Mr. Harvey B. Grossblatt, the Secretary of the Company, requesting Mr. Grossblatt to promptly call a special meeting of the Company's Stockholders pursuant to Section 2, Article 1 of the Amended By-Laws of the Company. The letter stated that the purpose of the meeting will be: (1) to remove all of the Directors of the Company who are in office at the date and time of the special meeting and (2) to elect three Directors to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified.

Item 5.    Interest in Securities of the Issuer

           (a) The Reporting Persons and the Other Stockholders may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 533,862 shares of Common Stock, representing approximately 54.4% of the total outstanding shares of Common Stock (based on the 948,520 shares of Common Stock issued and outstanding as of the date here and including options to purchase 32,500 shares of Common Stock held by any members of the group which are exercisable within 60 days of the date hereof).

           Mr. Michael L. Kovens may be deemed to be the beneficial owner of 285,265 shares (32.4%) of Common Stock.

           Ms. Cheryl Kovens may be deemed to be the beneficial owner of 4 shares (less than 1%) of Common Stock.

           Ms. Melissa Anne Kovens may be deemed to be the beneficial owner of 5,045 shares (less than 1%) of Common Stock.

           Mr. Edward Barry Kovens may be deemed to be the beneficial owner of 4,845 shares (less than 1%) of Common Stock.

           Mr. A. Victor Kovens may be deemed to be the beneficial owner of 1,284 shares (less than 1%) of Common Stock.

           Ms. Rochelle Joy Kovens may be deemed to be the beneficial owner of 4,845 shares (less than 1%) of Common Stock.

           (b) The following table sets forth information as to the shares of Common Stock as to which each Reporting Person individually has sole or share power to vote or direct a disposition:

                    Sole Power to Vote or Direct                       Shared Power to Vote or Direct
              the Vote/Sole Power to Dispose or Direct              the Vote/Shared Power to Dispose or
                          the  Disposition                                 Direct the Disposition
           Michael L. Kovens               317,764/1/                              -0-
           Cheryl Kovens                         4                                 -0-
           Melissa Anne Kovens               5,045                                 -0-
           Edward Barry Kovens               4,845                                 -0-
           A. Victor Kovens                  1,284                                 -0-
           Rochelle Joy Kovens               4,845                                 -0-

           (c) On November 25, 2001, Mr. Michael L. Kovens exercised stock options relating to 12,500 shares of Common Stock at an exercise price of $.66 per share and 23,250 shares of Common Stock at an exercise price of $1.3125 per share. Other than the transaction identified in the preceding sentence, there have been no transactions effected during the past 60 days or since the most recent filing on
           Schedule 13D, whichever is less, by any of the Reporting Persons.

           (d) No other person has the right to receive or power to directly receive dividends from, or the proceeds from the sale of, such securities held by any Reporting Person.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the knowledge of the Reporting Persons and except as set forth in the following sentence, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company. Mr. Michael Kovens owns options to purchase (i) 17,500 shares of Common Stock at an exercise price of $3.00 per shares, all of which are currently exercisable and terminate on January 31, 2002, and (ii) 15,000 shares of Common Stock at an exercise

-----------------
/1/ Includes options to purchase shares of Common Stock exercisable within 60 days of the date hereof.

     price of $3.00 per share, all of which are currently exercisable and terminate on June 11, 2002.

Item 7.  Material to Be Filed as Exhibits

     Exhibit                           Description
     -------                           -----------

     99.1 Joint Filing Agreement, dated December January 3, 2001 among the Reporting Persons.

     99.2          Letter, dated December 24, 2001, to Harvey
                   Grossblatt, Secretary of the Company, from the Reporting Persons requesting Mr. Grossblatt to call a special meeting of the Company's stockholders.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Michael L. Kovens
---------------------------
Michael L. Kovens


/s/ Cheryl Kovens
---------------------------
Cheryl Kovens


/s/ Melissa Anne Kovens
---------------------------
Melissa Anne Kovens


/s/ Edward Barry Kovens
---------------------------
Edward Barry Kovens


/s/ A. Victor Kovens
---------------------------
A. Victor Kovens


/s/ Rochelle Joy Kovens
---------------------------
Rochelle Joy Kovens